SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)*

Guidance Software, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

401692 10 8

(CUSIP Number)

Shawn McCreight and Jennifer McCreight

c/o Murray A. Indick

Morrison & Foerster LLP

425 Market Street

San Francisco, CA 94105

Telephone: 415-268-7096

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 25, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 401692 10 8

1.

Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Shawn H. McCreight and Jennifer Lynn McCreight as Trustees of the Shawn H. McCreight & Jennifer Lynn McCreight TTEES McCreight Living Trust U/A DTD March 31, 2006.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially owned by Each Reporting Person With:	7.	Sole Voting Power 9,086,384
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 9,086,384
	10.	Shared Dispositive Power 9,086,384
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,086,384*
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 29.7%
14.	Type of Reporting Person (See Instructions) IN

*The registered owner of the 9,086,384 shares of common stock of Guidance Software, Inc. is the Shawn H. McCreight & Jennifer Lynn McCreight TTEES McCreight Living Trust U/A DTD March 31, 2006 (the “McCreight Living Trust”).

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (the “Amendment”) is being filed with respect to the beneficial ownership of Shawn H. McCreight and Jennifer Lynn McCreight (the “Reporting Persons”). This Amendment supplements the Schedule 13D as previously filed on February 11, 2016 (as amended, the “Schedule 13D”). Each Item below amends and supplements the information disclosed under the corresponding Item of Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment shall have the same meaning herein as are ascribed to such terms in Schedule 13D.

ITEM 4. Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as follows:

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On February 10, 2016, Mr. McCreight delivered a Stockholder Nomination and Proposal Letter (the “Letter”) to the Issuer submitting (i) a stockholder proposal to amend the Issuer’s bylaws to permit holders of at least 15% of the Issuer’s Shares to request a special meeting of stockholders, in order to improve the Issuer’s direct accountability to stockholders and (ii) stockholder nominations of five persons for election to the Board at the Issuer’s 2016 annual meeting of the stockholders. In the Letter, Mr. McCreight indicates that in the event that the Board declines to include such director nominees on the slate of recommended nominees in the Issuer’s proxy statement for its 2016 annual meeting of stockholders and/ or declines to propose such stockholder proposal, he intends to deliver a proxy statement and form of proxy to the Issuer’s stockholders and solicit proxies from the Issuer’s stockholders in support of the stockholder nominees and stockholder proposal set forth in the Letter. The full text of the Letter is attached hereto as Exhibit 1 and is incorporated herein by reference in its entirety.

A copy of the press release issued on February 11, 2016 relating to the proposal and nominations is attached hereto as Exhibit 2 and incorporated herein by reference in its entirety.

On February 25, 2016, Mr. McCreight issued a press release regarding the Issuer. A copy of this press release is attached hereto as Exhibit 3 and incorporated herein by reference in its entirety.

The Reporting Persons intend to continue to closely monitor actions by the Board as well as the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other investment considerations, and will consider taking further action to protect their interests and the interests of shareholders, which actions may involve plans or proposals of the type described in Item 4(a) through (j) of Item 4 of Schedule 13D or the acquisition of additional shares or disposition of shares beneficially owned by them, in the public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

ITEM 5. Interest in Securities of the Issuer

Item 5 subsections (a) and (b) are hereby amended and restated in their entity as follows:

The Reporting Persons beneficially own 9,086,384 Shares, representing 29.7% of all of the outstanding shares of common stock of the Issuer. The Reporting Persons have the sole power to vote or direct the vote of and to dispose or direct the disposition of the 9,086,384 Shares reported herein.

The percentages set forth in this response are based on the 30,611,000 shares of common stock of the Issuer outstanding as of February 22, 2016, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2015 as filed with the SEC on February 25, 2016.

ITEM 7. Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

Exhibit 2	Press Release dated February 11, 2016 (filed herewith)

Exhibit 3	Press Release dated February 25, 2016 (filed herewith)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2016

By:	/s/ Shawn McCreight
Name:	Shawn McCreight

By:	/s/ Jennifer McCreight
Name:	Jennifer McCreight

EXHIBIT INDEX

Exhibit No.	Document

1.	Stockholder Nomination and Proposal Letter dated February 10, 2016*

2.	Press Release dated February 11, 2016 (filed herewith)

3.	Press Release dated February 25, 2016 (filed herewith)

*Previously filed